UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
FORM 11-K
__________________________________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number 1-12981
__________________________________________
Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
(Full title of the plan)
AMETEK, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania 19312-1177
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2021 and 2020

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Statements of Assets Available for Benefits
(Unaudited)

	December 31,
	2021	2020
Assets:
Investments, at fair value	$3,577,602	$3,286,359
Fully benefit-responsive investment contract, at contract value	855,414	881,111
Plan interest in the AMETEK, Inc. Master Trust, at fair value	1,514,948	1,368,261
Total investments	5,947,964	5,535,731
Receivables:
Employer contributions	121,907	126,743
Notes receivable from participants	174,759	307,354
Total receivables	296,666	434,097
Assets available for benefits	$6,244,630	$5,969,828
See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Statements of Changes in Assets Available for Benefits
(Unaudited)

	Year Ended December 31,
	2021	2020
Additions:
Contributions:
Employer	$121,907	$126,743
Participant	119,250	105,583
	241,157	232,326
Investment income:
Net appreciation in fair value of investments	337,371	311,820
Interest and dividend income from investments	145,695	100,957
Increase in Plan interest in the AMETEK, Inc. Master Trust	291,066	225,932
	774,132	638,709
Interest income on notes receivable from participants	18,043	20,536
Total additions	1,033,332	891,571
Deductions:
Benefits paid to participants	(758,530)	(1,167,392)
Total deductions	(758,530)	(1,167,392)

Net increase (decrease)	274,802	(275,821)
Assets available for benefits:
Beginning of year	5,969,828	6,245,649
End of year	$6,244,630	$5,969,828
See accompanying notes.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2021
(Unaudited)

1.Description of the Plan
General
The following description of the Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK”, the “Company” or the “Plan Sponsor”).
The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America (CWA) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment options.
Trustee and Recordkeeper
Voya Institutional Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. Voya Institutional Plan Services, LLC is the recordkeeper and a party-in-interest to the Plan.
Participant Eligibility
A Solidstate Controls, Inc. CWA employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the first day of a fiscal quarter beginning after the completion of one year of service.
Contributions
Each year, participants have an opportunity to invest up to 16% (maximum 6% pre-tax and maximum 10% after-tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants age 50 and over have an opportunity to invest catch-up contributions up to Internal Revenue Service (“IRS”) annual limits. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. The Vanguard Target Retirement Date Trusts II funds are the qualified default investment alternatives until the participant changes their elections.
The Plan provides for AMETEK contributions equal to 50% of compensation contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Matching Company contributions are credited to participants’ accounts typically on an annual lump sum basis and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan has a retirement feature for eligible participants, whereby the Company contributes to the Plan on behalf of such participants at the following rates:
•$0.90 per hour worked from March 2, 2015 through March 1, 2016;
•$0.925 per hour worked from March 2, 2016 through March 1, 2017;
•$0.95 per hour worked from March 2, 2017 through March 1, 2018;
•$0.90 per hour worked from March 2, 2018 through March 1, 2019; and
•$0.85 per hour worked from March 2, 2019 and thereafter.
Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2021
(Unaudited)
1.Description of the Plan (continued)
Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses. As of December 31, 2021 and 2020, the balance in the forfeitures account totaled $82,965 and $39,389, respectively.

All contributions are subject to certain limitations of the Internal Revenue Code.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions (b) Plan net earnings, and (c) administrative expenses. Allocations are based on participant earnings or losses of respective elected investment options and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
Participants are fully vested at all times in participant contributions and related earnings. Company matching contributions and related earnings and Company retirement feature contributions and related earnings are fully vested after three years of service.
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months up to 10 years for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates determined by the prime rate plus 1% as interest rate of 1% over the prime rate. Principal and interest are paid ratably through payroll deductions or in certain circumstances can be paid directly by participants.
Pursuant to the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act enacted in March 2020, as amended in the Plan, Plan participants could elect to defer loan repayments that occurred between March 27, 2020 and December 31, 2020. The ability to request to defer loan repayments under the CARES Act ceased as of December 31, 2020. Plan participants could choose to take a coronavirus-related loan from the Plan up to the lesser of $100,000 or 100% of the vested account balance. This ability to take advantage of the increased loan availability under the CARES Act was available from March 27, 2020 through September 23, 2020.
Master Trust
The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities or cash to help accommodate daily transactions. The AMETEK Stock Fund, short-term securities, and cash are considered level 1 investments within the fair value hierarchy.
The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants. During 2021 and 2020, the Plan received $8,761 and $9,015, respectively, in common stock dividends for AMETEK common stock.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2021
(Unaudited)
1.Description of the Plan (continued)
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
As of December 31, the net assets of the Master Trust and the Plan’s interest in the Master Trust were as follows:

	2021		2020
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
AMETEK Stock Fund	$147,057,860	$1,498,640	$126,570,685	$1,353,984
State Street Government Short Term Investment Fund	1,600,300	16,308	1,334,627	14,277
Cash and interest receivable	—	—	19	—
Total net assets	$148,658,160	$1,514,948	$127,905,331	$1,368,261
Changes in the net assets held by the Master Trust was as follows:

	Year Ended December 31,
	2021	2020
Net appreciation in fair value of investment	$26,661,071	$21,482,894
Interest and dividend income	829,786	791,939
Transfers in	11,625,004	11,709,462
Transfers out	(18,363,032)	(26,216,727)
Net increase in net assets	20,752,829	7,767,568
Net assets at beginning of year	127,905,331	120,137,763
Net assets at end of year	$148,658,160	$127,905,331
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a qualified joint and survivor annuity, a direct rollover or a lump-sum amount equal to his or her vested account. When a participant attains age 59 1⁄2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. All plan withdrawals and distributions require spousal consent. Benefits are recorded when paid.
Pursuant to the CARES Act, as amended in the Plan, Plan participants were permitted to take coronavirus-related distributions in an amount up to lesser of $100,000 or 100% of the participant's vested balance from the Plan, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request special coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.
Pursuant to the Setting Every Community Up for Retirement Enhancement (SECURE) Act, enacted in January 2020, as amended in the Plan, the required minimum distribution age was increased to 72 years of age. In addition, the Plan modified certain minimum distribution provisions and timing for designated beneficiaries in accordance with the SECURE Act provisions.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2021
(Unaudited)
1.Description of the Plan (continued)
Administrative Expenses
Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. The Company has elected to have certain expenses of administering the Plan paid from the Plan assets.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.
2.Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are unaudited because the number of participants in the Plan is fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.
Investments in shares of registered investment companies and short term investment funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trusts have readily determinable fair values and are valued based on the net asset value of participation units held by the Plan at year end.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2019
(Unaudited)
2.Summary of Significant Accounting Policies (continued)
There are no redemption restrictions on these investments and purchases and sales may occur on a daily basis. The AMETEK common stock is valued at the closing price reported in an active market.
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell. Net appreciation includes the Plan’s realized and unrealized gains and losses as well as investments held at year-end.
3.Fully Benefit-Responsive Investment Contract
The Plan invests in a fully benefit-responsive synthetic guaranteed investment contract through a separate account, the Voya Stabilizer Fund (Separate Account for Ametek No. 920) (“Voya Separate Account”), established by Voya Retirement Insurance and Annuity Company (“VRIAC”). The Voya Stabilizer Fund is a participating separate account contract that combines an underlying fixed income investment strategy with a group annuity insurance contract (“wrap contract”). The wrap contract provides a guarantee of principal and accumulated interest and obligates VRIAC to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate. The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), VRIAC becomes obligated to pay that difference to the Voya Separate Account in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, VRIAC is obligated to contribute to the Voya Separate Account an amount necessary to maintain the contract’s crediting rate of at least zero percent.
The interest crediting rate is typically reset on a quarterly basis. Over time, the crediting rate formula amortizes the Voya Separate Account’s realized and unrealized fair value gains and losses over the duration of the underlying investments. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract’s interest crediting rate. In addition, Participant withdrawals and transfers from the Voya Separate Account are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate.
In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet VRIAC’s underwriting criteria for issuance of a clone wrap contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
Examples of events that would permit VRIAC to terminate the wrap contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, VRIAC could terminate the wrap contract at the fair value of the underlying investments.
4.Fair Value Measurements
The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2021
(Unaudited)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2021
	Total	Level 1	Level 2	Level 3
Registered investment companies	$2,400,947	$2,400,947	$—	$—
Common/Collective Trusts	1,176,655	1,176,655	—	—
Investments, at Fair Value	$3,577,602	$3,577,602	$—	$—

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Registered investment companies	$2,149,284	$2,149,284	$—	$—
Common/Collective Trusts	1,137,075	1,137,075	—	—
Investments, at Fair Value	$3,286,359	$3,286,359	$—	$—
5.Income Tax Status
The Plan has received a determination letter from the IRS dated January 11, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2021	2020
Assets available for benefits per the financial statements	$6,244,630	$5,969,828
Deemed distributions outstanding related to the current year	(7,877)	—
Deemed distributions outstanding related to the prior year	(23,499)	(23,499)
Assets available for benefits per Form 5500	$6,213,254	$5,946,329

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2021:

Deductions per the financial statements	$(758,530)
Add: Deemed distributions at December 31, 2021	(7,877)
Total expenses per Form 5500	$(766,407)

Solidstate Controls, Inc. Hourly Employees’ (CWA) Retirement Plan
EIN 14–1682544 Plan #050
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021
(Unaudited)

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Voya Stabilizer Fund (Separate Account for Ametek No. 920)	Separate Account	$849,918
* Voya Retirement Insurance Annuity Company Wrap Contract #60498	Interest rate of 1.52% at December 31, 2021	5,496
		855,414

Vanguard Target Retirement Income Trust II	Common/Collective Trust	132,644
Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	179,922
Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	345,611
Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	50,352
Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	73,226
Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	30,152
Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	97,272
Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	40,346
Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	81,653
Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	9,536
Vanguard Target Retirement 2065 Trust II	Common/Collective Trust	15,765
Wells Fargo Discovery Fund CIT E2 Fund	Common/Collective Trust	83,714
Northern Trust Collective TIPS Index Fund - Non-Lending	Common/Collective Trust	36,462
Vanguard Institutional Index Fund Institutional Plus	Registered Investment Company	633,176
Vanguard PRIMECAP Fund	Registered Investment Company	290,149
Vanguard Small-Cap Index Fund	Registered Investment Company	124,575
Vanguard Total Bond Market Index Fund	Registered Investment Company	361,545
Vanguard Wellington Fund Admiral Shares	Registered Investment Company	567,898
Vanguard Windsor II Fund	Registered Investment Company	213,626
American Funds EuroPacific Growth Fund	Registered Investment Company	124,119
	Total Investments	4,433,016
* Notes Receivable from Participants	Interest rates – 4.25% - 6.50%	174,759
		4,607,775
______________
*Indicates party–in–interest to the Plan.
Historical cost column is not included as all investments are participant–directed.

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
(Name of Plan)

Date: June 23, 2022	By:	/s/ WILLIAM J. BURKE
William J. Burke
Member, Savings and Investment Committee